Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
Institutional Uses of SPDR ETFS

Table of Contents 1. ETF Industry Review 2. Institutional Uses of SPDR ETFs Cash Equitization Liquidity Management Transition Management Asset Class Exposure: Gold Small Institutional Plans 3. Trading and Liquidity of SPDR ETFs 4. SPDR ETF Resources 5. Legal Disclosures Institutional Uses of SPDR ETFs

ETF Industry Review Institutional Uses of SPDR ETFs

US ETF Growth in Assets and Funds Assets as of December 31, 2009 There are now 819 ETFs with approximately $776 billion in assets Year-to-date ETF assets are up 45% versus 28.6% for the US stock market Source: SSgA Strategy & Research, Bloomberg, as of 12/31/2009 Institutional Uses of SPDR ETFs

Where Has the Growth Been? The International category has seen the largest asset increase YTD, Fixed income, International, and Commodity categories have had the highest cash flows JEa BE^E^S HSjOSslES BaJmSM [currency 20 I7,567 I4,174 I123 3,839 Commodity 23 67,459 34,605 105 28,770 Specialty 93 14,567 7,360 102 4.610 Fixed Income 83 100,816 44,276 78 42,032 International 137 184,750 80.815 78 29,504 Global 27 6,305 2,462 64 1,506 Dividend/Fundamental 88 15,548 5,965 62 3,684 Sector 118 73,961 23,594 47 10,370 Inverse/Leveraged 130 29,603 7,892 36 13,491 Broad 111 18,881 4,559 32 774 Style 53 63,940 9,564 18 -3,879 Size J56 192,392 16,992 10 -17.463 Totals819 775,790 242,258 45 117,239 Source: SSgA Strategy & Research, Bioomberg, NSX, as of 12/31/2009 institutional Uses of SPDR ETFs

The Exchange Traded Landscape Greater Diversification of Investment Choices Diversification of ETF Market Source: State Street, Bloomberg, as of 12/31/2009 Institutional Uses of SPDR ETFs

ETF Concentration 87% of ETF assets are in 15% of the ETFs $673.1 billion is in the 122 ETFs with $1 billion or more in assets The 425 ETFs with less than $100 million in assets (52% of the ETFs) hold only 1.6% of assets ($12 billion) $50M $50M-$100M $100M-$500M $500M-$1B $1-5B $5-1 OB$10B# of ETFs 345 80 220 52 94 13 15 Combined Assets $6.6B $5.8B $53.4B $36.7B $226.6B $86.0B $360,5B Source: SSgA Strategy & Research, as of 12/31/2009 institutional Uses of SPDR ETFs

The SPDR Web is Expanding Again... Assets as of December 31, 2009 $188 billion in assets; 89 ETFs 58 new ETFs launched since the beginning of 2006 garnering $18,4b in new assets Select Sector SPDRs — Currently at $31.3 billion SPDR industry ETFs — $5.8 billion in 14 ETFs International — 20 new products and approximately $5.0 billion in assets since 2006 Fixed Income — $9.8 billion in 19 ETFs, assets have more than doubled in 2009 Source: SSgA Strategy & Research, Bloomberg, as of 12/31/2009 institutional Uses of SPDR ETFs

U.S. ETF Asset Projections 2009E-2013E Cerulli estimates that US ETF assets will surpass $1 Trillion by the end of 2010 Source: Cerulli, as of 12/31/2009 Institutional Uses of SPDR ETFs

Institutional Uses of SPDR ETFs Institutional Uses of SPDR ETFs

Growth in Institutional Users of ETFs Investment Advisor Hedge Fund n Bank and Trust m Brokerage Firm Pension Fund • Insurance Company i Endowment Fund m Private Equity Holding Company Corporation m Foundation n; Venture Capital investment Advisor 109 200 315 531 778 893 974 1.093 1,275 1,434 1,737 1,781 Hedge Fund 9 20 30 73 114 143 150 178 208 285 339 387 Bank and Trust 14 19 30 67 92 108 115 132 148 160 168 161_ Brokerage Firm 14 11 15 15 16 25 28 30 37 40 45 4£ Pension Fund 5 8 9 13 20 26 27 32 42 31 41 43_ Insurance Company 13 19 26 38 48 56 60 60 62 68 18 13_ Endowment Fund 1 1 1 3 3 3 5 5 7 8 9 9_ Private Equity 0 0 0 0 0 0 0 0 1 3 7 8_ Holding Company 0 0 0 0 0 1 2 3 3 4 3 5_ Corporation 0 0 0 0 1 1 1 1 4 5 4 4_ Foundation 0 0 0 0 1 0 2 1 1 3 3 2_ Venture Capital 000123111 0 1 0 Source: ETF Research & Implementation Strategy Team, Barclays Global Investors, Thompson Financial Institutional Uses of SPDR ETFs

Summary of Common Institutional ETF Uses Cash Equitization Remain fuliy invested while maintaining ETFs are an attractive alternative solution to liquidity. futures due to their transparency, lack of documentation and roll slippage. Liquidity Management Increase liquidity in overall asset allocation Use SPDR ETFs for a given percentage of without changing allocation. each asset class to provide a liquidity buffer across the asset allocation. Transitions Maintain market exposure while searching for invest proceeds of a manager liquidation in a a new manager. SPDR ETF until new manager has been selected. Rebalancing Increase the speed and efficiency of SPDR ETFs can make rebalancing more rebalancing across the asset allocation. efficient than moving assets from illiquid managers. Asset Class Exposure: Gold Establish exposure to a certain market SPDR Gold Shares (GLD) is the most liquid, segment such as gold. cost effective means of establishing exposure to physical gold bullion. Tactical Asset Allocation Over or underweight certain market SPDR ETFs represent virtually every asset segments based on short term outlook. class and offer efficient vehicles for implementing a short term outlook. Portfolio Completion FHI any asset allocation holes without Use a SPDR ETF to gain exposure to an asset engaging a new investment manager. class that is underrepresented in the asset allocation. Fixed Income Duration and Tweak duration and credit exposure to meet Our broad array of SPDR Fixed Income ETFs Credit Adjustments specified targets. provide an efficient means to adjust duration and credit exposure. Small Institutional Plans Implement desired asset allocation Implement asset allocation efficiently using regardless of plan size. SPDR ETFs. Advantages include no minimum fees and simplified rebalancing. Institutional Uses of SPDR ETFs

Case Study 1: Cash Equitization Sample Situation: A fund manager using MSCi ACWl ex-US as benchmark would like to equitize cash holdings to minimize cash drag. Challenge; The fund manager needs to maintain a certain level of liquid assets in order to meet normal redemption requests. Utilizing futures would trigger roll costs which would outweigh the benefits of eliminating cash drag in the portfolio. ETF Solution: •The SPDR MSCI ACWl ex-US ETF [ticker CWi] allows the portfolio manager to fully invest the fund’s cash position daily, eliminating cash drag while maintaining liquidity to meet redemption requests. Institutional Uses of SPDR ETFs

Case Study 2: Liquidity Management Sample Situation: •A pension plan would like to enhance liquidity across their asset allocation as they realized the they had inadequately managed liquidity risk in the recent market cycle. Challenge: Maintaining liquid exposure to various asset classes without readjusting their asset allocation or focusing all of their liquidity in one asset class, such as Treasury Bonds. ETF Solution: Utilizing ETFs for 5 -10% of each asset class not only enhances liquidity but also allows the plan to tactically shift their allocation intraday if the market warrants. % Institutional Uses of SPDR ETFs

Case Study 3: Transition Management Sample Situation: • An endowment terminates a Mid Cap Active Equity manager and will search for a new manager. Challenge: • The endowment has not yet selected a new manager; however, they have made the decision to terminate the existing manager. They would like to maintain exposure to the asset class while they complete their search. ETF Solution: The endowment terminates the Mid Cap Active manager, buys a corresponding Mid Cap ETF with the proceeds of the portfolio liquidation and funds their new Active Mid Cap manager with the ETF. institutional Uses of SPDR ETFs

Case Study 4: Asset Class Exposure: Gold Sample Situation: A foundation would like to tactically hedge against future inflation while also establishing a strategic allocation to gold. Challenge: Historically it has been difficult to efficiently invest in physical gold bullion. ETF Solution: • Since November 2004, SPDR Gold Shares [ticker GLD] has provided investors of all sizes an efficient means for gaining exposure to physical gold bullion. Institutional Uses of SPDR ETFs

Case Study 5: Small Institutional Plans Sample Situation: •A small endowment is looking to implement a prescribed asset allocation using the most efficient exposure vehicles available. Challenge: For small institutional mandates, minimum account fees can increase the management cost to a higher bps level than desired. For example, a $2rnm account with a minimum annual fee of $10,000 and an initial fee schedule of 5 bps would actually work out to 50 bps. ETF Solution: Select and maintain the desired asset allocation using ETFs in order to realize lower costs and greater efficiencies surrounding implementation and ongoing rebalancing, institutional Uses of SPDR ETFs

Trading and Liquidity of SPDR ETFs Institutional Uses of SPDR ETFs

SPDR Global Capital Markets Group Sell Side Trading Desk Global Capital Markets Group Stock Exchange Buy Side Trading Desk SPDR ETF Client Institutional Uses of SPDR ETFs

ETF Creation / Redemption Underlying Securities Primary Market Authorized Participant Secondary Market Stock Exchange institutional Uses of SPDR ETFs

Various Ways to Execute an ETF order Secondary Market •Buyers and sellers are matched through an exchange • For more thinly traded ETFs, the secondary market may be a limited portion of an ETF’s overall liquidity Common trades: -Market Orders - Limit Orders - Stop Loss Orders - MOC - VWAP, TWAP Liquidity Providers •Liquidity providers are often able to provide greater liquidity than the secondary market, especially in thinly traded ETFs • This is due to their ability to transact in the underlying securities as well as other offsetting hedges such as futures, options, highly correlated ETFs, etc Common trades: -Risk Trades -Spread to NAV Orders -Underlying VWAP Orders - Overnight underlying VWAP orders Creation/Redemption • Authorized Participants can also execute creation redemption orders on behalf of clients • APs receive either cash or securities from client and use the proceeds to build the underlying basket which is exchanged with the ETF sponsor for ETF shares • Client receives end of day NAV plus any costs associated with the creation / redemption such as spread of underlying securities, fixed creation cost with ETF sponsor, etc •Institutional Uses of SPDR ETFs

How Do SSgA Institutional Clients Buy and Sell ETFs? Does the client have an internal equity trading desk? The equity trading desk is most likely equipped to trade ETFs as they trade just like equities, in order to ensure best execution, the Execution Services Group is available to discuss best practices for trading ETFs. If there is no internal equity trading desk, move to next question. Who is the client’s custodian? The State Street Global Markets specialized trading desk is responsible for equity trades on behalf of State Street custody clients. For information on an appropriate contact, piease contact the Execution Services Group. The Execution Services Group is familiar with the appropriate contacts at each of the major custodians and can facilitate making an introduction. Institutional Uses of SPDR ETFs

Institutional SPDR ETF Resources Institutional Uses of SPDR ETFs

Institutional SPDR ETF Resources 1. Dedicated Institutional ETF Team 2. In depth knowledge of the ETF Capital Markets 3. SPDR ETF Trading Report 4. SPDR ETF Industry Guide 5. Detailed information on all 91 SPDR ETFs on www.spdrs.com 1.Rob Trumbull ETF Global Capital Markets Group New York (212)259-3255 roberttrumbuli@ssga.com Tim Mullaney ETFGlobal Capital Markets Group San Francisco (415)836-9829 timothy mulianey@ssga.com For additional educational content, including an on-demand version of the Best Practices for ETF Trading and Execution presentation, visit www.spdru.com Institutional Uses of SPDR ETFs

SPDR ETF Trading Terms Net Asset Value (NAV): • Calculated based on closing prices of underlying securities from previous day. Intraday Net Asset Value (iNAV): • Estimated value of ETF’s underlying basket of securities published every 15 seconds. Quoted Price: • Current trading price of the ETF in the marketplace. Quoted Size: • Size of order (shares) market participant is willing to buy or sell at a specific price. Quoted Depth: • Number of ETF shares posted at consecutive price points creating displayed liquidity. Bid / Offer Spread: Difference between the best bid and best offer. NBBO: • National Best Bid and Offer. Institutional Uses of SPDR ETFs

Legal Disclosures Institutional Uses of SPDR ETFs

Disclosures FOR INVESTMENT PROFESSIONAL USE ONLY, Not for use with the public. ETFs trade like stocks, are subject to investment risk and wili fluctuate in market value. Diversification or Asset Allocation does not ensure a profit or guarantee against loss. Bond funds C9ntain interest rate risk (as interest rates rise bond prices usually fall). There are additional risks for funds that invest in mortgage-backed and asset-backed securities including the risk of issuer default; credit risk and inflation rrsk. Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer. Foreign investments involve greater risks than U.S. investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Past performance is no guarantee of future results. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. The views expressed are the current views of State Street Global Advisors through the period of 3/15/2010 only and are subject to change based on market and other conditions. All information has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. The trademarks and service marks referenced herein are the property of their respective owners. Third party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data and have no liability for damages of any kind relating to the use of such data. The SPDR® Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111. The prospectus contains information about the Trust and the SPDR® Gold Shares (the “Shares”) which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares. Statement Regarding Forward-Looking Statements This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “it is likely,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the plans of the World Gold Trust Services LLC (the “Sponsor”) and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Marketing Agent made based on its perception of historical tr ends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Marketing Agent’s expectations Institutional Uses of SPDR ETFs

Disclosures, cont. and predictions, however, is subject to a number of risks and uncertainties, including the factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor and the Marketing Agent expect the value of an investment in the Shares to similarly decline proportionately. Not FD1C Insured — No Bank Guarantee — May Lose Value Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools. For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today. “SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Standard & Poor’s®, S&P®, SPDR®, S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by State Street Corporation. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF DAMAGES. This material or any portion thereof may not be reprinted or redistributed without the written consent of SSgA. Published by: State Street Global Advisors, State Street Financial Center, One Lincoln Street, Boston, MA 02111 866.787.2257 www.spdrs.com Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. Before Investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summa ry prospectus which contains this and other information, call 1,866.787.2257 orvisitwww.spdrs.com. Read it carefully. ©2010 State Street Corporation. All Rights Reserved. IBG-1538 Exp. Date: 7/20/2010 IBG.IUSE.0310 Institutional Uses of SPDR ETFs

First issued: March 31, 2010. This Free Writing Prospectus is being filed in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.